LEXICON UNITED INCORPORATED
4500 Steiner Ranch Blvd.
Suite # 1708, Austin, Texas 78732

November 20, 2006

By EDGAR Transmission and by Hand Delivery

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lexicon United Incorporated Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed April 17, 2006 Form 8-K Filed February 27, 2006 File No. 0-33131.

Dear Mr. Spirgel:

On behalf of Lexicon United Incorporated (“Lexicon”), we hereby submit Lexicon’s responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 18, 2006, providing the Staff’s comments with respect to the above referenced annual report on Form 10-KSB (the “2005 Annual Report”) and current report on Form 8-K.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of Lexicon. References in this letter to “we”, “us” and “our” refer to Lexicon and its consolidated subsidiaries, including, after February 27, 2006, ATN Capital & Participações Ltda. or ATN, unless the context indicates otherwise.

General

1.	We note that you are delinquent in filing your periodic reports. Please file Form 10-QSB for the quarter ended March 31, 2006, pursuant to Item 310 of Regulation S-B, or advise us.

Response: We have filed our quarterly report on Form 10-QSB for the quarter ended March 31, 2006.

Form 10-KSB for the year ended December 31, 2005

Item 8A. Controls and Procedures

2.
We note your disclosure that “within 90 days of the filing of this Form 10-KSB an evaluation was carried out under the supervision and with the participation of our management, including Elie Saltoun, our Chairman, CEO and Treasurer, of the effectiveness of our disclosure control, and procedures” (emphasis added). Please note that Item 307 of Regulation S-B requires that you disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please comply with these requirements in future filings.

Response: We acknowledge your comment and we will indicate in our subsequent filings whether our disclosure controls and procedures were evaluated as of each such period and whether our disclosure controls and procedures were evaluated to ensure that information required to be disclosed to the Commission is accumulated and communicated to our management, to allow timely decisions regarding required disclosure.

3.
We note your disclosure that “[t]here have been no significant changes in the Company's internal controls or in outer factors, which could significantly affect internal controls subsequent to the date the Company carried out its evaluation.” (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please provide the disclosure required by Item 308(c) of Regulation S-B in future filings.

Response: We acknowledge your comment and we will indicate in our future filings whether there were any changes in our internal control over financial reporting identified in connection with the evaluation performed that occurred during the fiscal quarter covered by each report that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

Statement of Stockholders’ Equity, page F-6

4.
Based on your statement of stockholders' equity, it appears that you have not retroactively restated your financial statements to reflect the four for one reverse stock split that occurred June 28, 2005. Please revise your financial statements, including your calculation of net loss per common share for all periods presented, or advise. In addition, tell us what you mean by your statement at page F-10, which states that “all share and per share information in the financial statements and notes to the financial statements have been restated to give effect to the 4 for 1 reverse stock split except for the Statement of Stockholders' Equity which reflect the reverse split as a reduction of the number of common shares outstanding and reclassifies amounts from common stock to additional paid-in capital.”

Response: We have revised the 2005 Annual Report to retroactively restate our financial statements to reflect the four for one reverse stock split that occurred June 28, 2005 and our calculation of net loss per common share for all periods presented. We have eliminated the statement from Note J referenced in the second part of your comment.

Form 8-K Filed February 27, 2006

ATN Capital & Participações Ltda.

Note B - Summary of Significant Accounting Polices, page F-6

Revenue Recognition, page F-7

5.	We note that you record revenue “when satisfactory agreements are reached between the debtor and the credit card company.” Please address the following items.
•	Explain your revenue recognition policy in more detail and tell us your basis in the accounting literature for recognizing revenue upon reaching the agreements.
•	Tell us the general terms of your agreements. Do your agreements require that the accounts receivable be collected before the commission is earned?
•	Explain the role of credit card companies in your revenue recognition process. Are you referring to your primary customer?
•	Clarify whether your revenues are recorded on a net basis and represent only the commission you earn from your services.

Response: We derive our revenue primarily from the collection of distressed debt. We enter into non binding agreements with financial institutions to collect their debt. Once an agreement is reached with the debtor of the financial institution based upon established parameters, an installment agreement is established. We are then entitled to a commission on the agreed settlement. We earn and record the pro rata commission for each installment, when the installment payments are received from the debtors.

As requested in the Staff’s comment letter, we hereby inform you that we acknowledge and agree that:

-	Lexicon is responsible for the adequacy and accuracy of the disclosures in the filings.

-	The Commission’s comments or changes to disclosures in response to Lexicon’s comments do not foreclose the Commission from taking any action on the filings.

-	Lexicon may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (512) 266-3507 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely, LEXICON UNITED INCORPORATED By: /s/Elie Saltoun Elie Saltoun Chief Executive Officer